Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 12 DATED OCTOBER 5, 2018
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 10, dated September 7, 2018 and Supplement No. 11, dated September 14, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Status of Investments in Real Estate
As of October 2, 2018, we owned and managed a real estate portfolio that included properties with an aggregate total purchase price of approximately $150.2 million, comprised of seven industrial buildings totaling 1.3 million square feet located in four markets throughout the U.S., with 10 customers, and was 98.6% leased with a weighted-average remaining lease term (based on square feet) of 6.1 years.
In addition, we have entered into contracts to acquire approximately $74.5 million of properties comprised of three industrial buildings totaling 0.7 million square feet with four customers. Assuming that we complete these acquisitions under contract, our real estate portfolio will include properties with an aggregate purchase price of approximately $224.7 million, comprised of 10 industrial buildings totaling 2.0 million square feet with 14 customers and to be 99.1% leased with a weighted-average remaining lease term (based on square feet) of 5.7 years. The leased rate reflects the square footage with a paying customer in place, as well as additional square footage with leases in place that have not yet commenced. There is no assurance that we will complete the acquisition of the properties under contract.